Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated December 23, 2014 to the Prospectus Supplement dated June 27, 2014 and the Prospectus dated June 27, 2014
US$2,000,000
Senior Medium-Term Notes, Series C
Redeemable Step-Up Coupon Notes, Due December 29, 2021

Issuer:	Bank of Montreal
Title of Notes:	Redeemable Step-Up Coupon Notes, due November 26, 2021 (the “Notes”)
Trade Date:	December 23, 2014
Settlement Date (Original Issue Date):	December 29, 2014
Stated Maturity:	December 29, 2021, resulting in a term to maturity of 7 years, subject to our early redemption right, as described under “Specific Terms of the Notes — Optional Redemption Feature” below.
Principal Amount (in Specified Currency):	US$2,000,000; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of $1,000
Original Public Offering Price (Issue Price):	Variable prices.
Interest Rate Per Annum:	The Notes will bear interest at the rate equal to:
• 2.10% per annum for the period from and including December 29, 2014 to but excluding December 29, 2017,
• 2.20% per annum for the period from and including December 29, 2017 to but excluding December 29, 2018,
• 2.50% per annum for the period from and including December 29, 2018 to but excluding December 29, 2019,
• 3.00% per annum for the period from and including December 29, 2019 to but excluding December 29 2020, and
• 4.00% per annum for the period from and including December 29, 2020 to but excluding December 29, 2021.
Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.
Interest Payment Period:	Semi-annually
Interest Payment Date(s):	Interest is payable semi-annually in arrears on December 29 and June 29 of each year, commencing June 29, 2015. See “Specific Terms of the Notes — Interest” below.
Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer – Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).

CUSIP No.:	06366RYN9
Optional Redemption Provision:
We may, at our option, elect to redeem the Notes in whole or in part semi-annually on each interest payment date, commencing on the interest payment date that falls on December 29, 2015 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 business days nor less than five business days prior to the Redemption Date. See “Specific Terms of the Notes — Optional Redemption Feature” below.

We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
•      Prospectus supplement dated June 27, 2014:
        http://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm
•      Prospectus dated June 27, 2014:
        http://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm
Investing in the Notes involves risks, including those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus. In particular, please note that all payments on the Notes are subject to our credit risk.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We will deliver the Notes through the facilities of The Depository Trust Company on December 29, 2014.
We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. (“BMOCM”) or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
The Notes have been offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from December 29, 2014, if settlement occurs after that date.  BMOCM will purchase the Notes from us on the settlement date for a price equal to 99.00% of the principal amount.

BMO CAPITAL MARKETS

SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series C, and therefore, this pricing supplement (the “pricing supplement”), should be read together with the accompanying prospectus supplement, dated June 27, 2014 and the accompanying prospectus, dated June 27, 2014. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series C” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

The Notes will bear interest at the rates set forth on the cover page.

Interest will be paid on the Interest Payment Dates set forth on the cover page of this pricing supplement.  Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date, Redemption Date or the Stated Maturity falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day and no interest on such payment shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be, to such next succeeding business day.

Optional Redemption Feature

We may, at our option, elect to redeem the Notes in whole or in part semi-annually on each interest payment date, commencing on the interest payment date that falls on December 29, 2015 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 nor less than five business days prior to the Redemption Date.

Certain Investment Considerations

Prospective purchasers should be aware that we have the right to redeem the Notes on any Redemption Date, beginning on the first Redemption Date. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment. See “– Optional Redemption Feature.”

Our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

You should carefully consider, among other things, the matters set forth under “Canadian Taxation” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus).  It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  For purposes of this discussion, any interest with respect to the Notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we redeem the Notes immediately before the increase in the interest rate on December 29, 2017, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to redeem or not to redeem the Notes at any time. If we do not redeem the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on December 29, 2017. This deemed reissuance should not give rise to taxable gain or loss to holders and the Notes should not be treated as issued with OID because under the rules described above, the Notes should be deemed to be called on the next interest step-up date. The same analysis should apply to each subsequent interest step-up date.

Under this approach, the coupon on a Note will be taxable to a United States holder (as defined in the section “United States Federal Income Taxation” in the accompanying prospectus) as ordinary interest income at the time it accrues or is received in accordance with the United States holder’s normal method of accounting for tax purposes (regardless of whether we redeem the Notes).

Upon the disposition of a Note by sale, exchange, redemption or retirement (i.e., if we exercise our right to redeem the Notes or otherwise) or other disposition, a United States holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the United States holder’s adjusted tax basis in the Note. A United States holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the United States holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A Note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements generally apply to payments made after June 30, 2014. Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the Notes.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules.   Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the Notes from us on the settlement date at a price equal to 99.00% of the principal amount.  BMOCM has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them at varying prices related to prevailing market prices.  Each such dealer, or further dealer engaged by a dealer to whom BMOCM reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the Notes as a recommendation as to the suitability of an investment in the Notes.

BMOCM may, but is not obligated to, make a market in the Notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

Delivery of the Notes will be made against payment for the Notes on December 29, 2014.

VALIDITY OF THE NOTES

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.